UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 9, 2025

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On February 9, 2025 a Royalty Credit and Inventory Agreement ("Agreement") was made and entered into by and between MedeSol Global, Inc., a corporation organized and existing under the laws of the State of Nevada ("MedeSol"), and Breakthrough Chemistry, Inc. also known as Megola, Inc., a corporation organized and existing under the laws of the State of Nevada ("BC"), collectively referred to as the "Parties."

RECITALS

WHEREAS, the Parties previously entered into a Consolidated Amendment Agreement dated January 31, 2025 (the "Amendment Agreement"), which required BC to transfer fifty percent (50%) of certain inventory, valued at Seventy-One Thousand Six Hundred Sixty-Five Dollars and Forty-Nine Cents ($71,665.49), to MedeSol; and

WHEREAS, upon further review of the age and condition of the inventory, BC has determined that it does not wish to retain any portion of said inventory; and

WHEREAS, MedeSol has agreed to take possession of one hundred percent (100%) of the inventory currently held at Wesmar Company and to issue a credit against future royalties due to MedeSol from BC in the amount of Thirty-Five Thousand Eight Hundred Thirty-Two Dollars and Seventy-Five Cents ($35,832.75), representing fifty percent (50%) of the total inventory value.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Inventory Transfer.

a.	BC hereby relinquishes all rights, title, and interest in one hundred percent (100%) of the inventory currently held at Wesmar Company to MedeSol.
b.	MedeSol accepts full possession and ownership of the inventory as of the Effective Date.

2.	Royalty Credit

a.	MedeSol shall issue a credit against future royalties payable to MedeSol in the amount of $35,832.75 (the "Credit").
b.	The Credit shall be applied toward royalties due to MedeSol under any applicable agreement between the Parties until fully exhausted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA INC.
(Exact name of issuer as specified in its charter)

Date: February 10, 2025	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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